                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                             SABINE ROYALTY TRUST
                        -------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                ----------------------------------------------
                        (Title of Class of Securities)


                                  785688 10 2
                     ------------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                  Vice President and Chief Accounting Officer
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 July 22, 1994
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 785688 10 2
_________________________________________________________________________

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455
_________________________________________________________________________

(2)  Check the Appropriate Box if a Member   (a) _______________
of a Group (See Instructions)
__________________________________________   (b) _______________

(3)  (SEC Use Only)
____________________________________________________________

(4)  Source of Funds (See Instructions)
____________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
____________________________________________________________

(6)  Citizenship or Place of Organization
                                   Delaware
                                   --------
____________________________________________________________

Number of Units                (7)  Sole Voting Power
Beneficially Owned             -------------------
by Each Reporting              (8)  Shared Voting Power
Person With                           1,350,000
                               -------------------
                               (9)  Sole Dispositive Power
                               -------------------
                               (10)  Shared Dispositive Power
                                      1,350,000
                               -------------------
____________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,350,000
                               --------------------
____________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)
____________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)
                                      Approximately 9.3%
____________________________________________________________

(14)  Type of Reporting Person (See Instructions)  HC, CO


                                    2 of 7

                             CUSIP NO. 785688 10 2
_________________________________________________________________________

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
Person

                Fund American Enterprises, Inc.
                         51-0328932
_________________________________________________________________________

(2)  Check the Appropriate Box if a Member   (a) _______________
of a Group (See Instructions)
__________________________________________   (b) _______________

(3)  (SEC Use Only)
____________________________________________________________

(4)  Source of Funds (See Instructions)
____________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
____________________________________________________________

(6)  Citizenship or Place of Organization
                                   Delaware
                                   --------
____________________________________________________________

Number of Units                     (7)  Sole Voting Power
Beneficially Owned                  -----------------
by Each Reporting                   (8)  Shared Voting Power
Person With                              1,350,000
                                    -----------------
                                    (9)  Sole Dispositive Power
                                    -----------------
                                    (10)  Shared Dispositive Power
                                         1,350,000
                                    -----------------
____________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,350,000
                       -------------------
____________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)
____________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)
                                      Approximately 9.3%
____________________________________________________________

(14)  Type of Reporting Person (See Instructions)   CO


                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 7 TO SCHEDULE 13D ARE AMENDED FROM THE

FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") DATED DECEMBER 20, 1990, AS AMENDED

BY AMENDMENT NO. 1 DATED SEPTEMBER 29, 1992, AMENDMENT NO. 2 DATED MARCH 8,

1993, AMENDMENT NO. 3 DATED JUNE 23, 1993, AMENDMENT NO. 4 DATED OCTOBER 4,

1993, AMENDMENT NO. 5 DATED APRIL 7, 1994 AND AMENDMENT NO. 6 DATED JUNE 3,

1994.  ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED

TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE

13D.

Item 2.  Identity and Background.
        -------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

Item 4.  Purpose of Transaction
         ----------------------

  Sales made by FAE to third parties, outlined in Schedule II attached hereto,

which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or inconnection with, or as a participant in, any transaction having such purpose or effect.

  (a)  FAEH owns all 1,350,000 Units indirectly through FAE.  The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                 Percentage of
                                  Units              Units
                               Beneficially       Beneficially
            Person                Owned              Owned
            ------              ---------          ----------
            FAEH                1,350,000              9.3%

            FAE                 1,350,000              9.3%


                                    4 of 7

  (b)  FAEH shares voting power and dispositive power with respect to its

1,350,000 Units with FAE.

  (c)  Except as described in Schedule II attached hereto, neither FAEH nor FAE,

nor, to the best knowledge of FAEH, FAE, nor any of the persons listed on

Schedule I, has been party to any transaction in the Units during the sixty day period ending on the date of this statement on Schedule 13D.

  (d)  None

  (e)  Not Applicable



                                    5 of 7

                                   SIGNATURE


      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  July 29, 1994

                                 FUND AMERICAN ENTERPRISES HOLDINGS, INC.

                                 BY:



                                                     /S/
                                 -----------------------------------------
                                 Name:     Michael S. Paquette
                                 Title:    Vice President and
                                           Chief Accounting Officer


                                 FUND AMERICAN ENTERPRISES, INC.

                                 BY:



                                                     /S/
                                 -----------------------------------------
                                 Name:     Terry L. Baxter
                                 Title:    President






                                    6 of 7

                          Schedule II to Schedule 13D
                          ---------------------------

Sales of Units of Beneficial Interest of The Sabine Royalty Trust by the

Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.

   Sold by           Date         Number Sold     Unit Price
  ---------        --------       -----------     ----------
     FAE           05/23/94           5,000         $13.5
     FAE           05/24/94           1,800         $13.625
     FAE           05/25/94           3,200         $13.625
     FAE           05/27/94           1,500         $13.625
     FAE           05/31/94           2,500         $13.55
     FAE           06/01/94           1,000         $13.5
     FAE           06/02/94          16,900         $13.7041
     FAE           06/03/94           4,800         $13.5
     FAE           06/06/94           1,500         $13.5
     FAE           06/07/94           1,000         $13.5
     FAE           06/08/94           7,800         $13.593
     FAE           06/09/94           5,200         $13.649
     FAE           06/10/94             200         $13.75
     FAE           06/13/94           2,000         $13.75
     FAE           06/14/94             500         $13.75
     FAE           06/15/94          19,100         $13.6257
     FAE           06/16/94           5,900         $13.625
     FAE           06/20/94           6,500         $13.6731
     FAE           06/22/94             700         $13.625
     FAE           06/23/94          12,200         $13.5062
     FAE           06/24/94           3,700         $13.5
     FAE           06/29/94             600         $13.625
     FAE           06/30/94          10,800         $13.5093
     FAE           07/05/94           3,800         $13.625
     FAE           07/06/94          11,400         $13.5154
     FAE           07/07/94           5,900         $13.5297
     FAE           07/11/94           5,000         $13.5
     FAE           07/13/94           5,000         $13.625
     FAE           07/14/94           1,500         $13.625
     FAE           07/15/94          13,000         $13.5
     FAE           07/18/94           9,100         $13.5
     FAE           07/20/94           3,900         $13.5
     FAE           07/21/94           8,100         $13.5
     FAE           07/22/94          30,000         $13.5


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